SHAREHOLDER SERVICES MIRAE ASSET DISCOVERY FUNDS 1212 Avenue of the Americas, 10th Floor, New York, NY 10036 Shareholder Name Address 1 Address 2 Address 3 IMPORTANT NOTICE February 14, 2023 Dear Shareholder: We have been trying to contact you regarding an important matter pertaining to your investment in Mirae Asset Discovery Funds. This matter involves an important operating initiative for the Funds requiring your response. It is very important that we speak to you regarding this matter to avoid any interruptions in the management of your Fund(s). The call will only take a few moments of your time, and there is no confidential information required. Please contact us at please call 1-800-330-4627 (or 201-806-7301 for international callers) 9:00 a.m. and 10:00 p.m. Eastern Time Monday through Friday. At the time of the call please reference the ID number listed below. Thank you, Joon Hyuk Heo, CFA President Mirae Asset Discovery Funds SHAREHOLDER ID: 123456789 Filed By: Global X Funds Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mirae Asset Discovery Funds Investment Company Act File No. of Subject Company: 811-22406